[redacted]

15025018

AB 3/17

SECURITIES A[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redrock Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Walton Way
(No. and Street)

Augusta (City) GA (State) 30904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thone Plummer 520 405 2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper
(Name – *if individual, state last, first, middle name*)

2700 North Central Ave, #900 (Address) Phoenix (City) AZ (State) 85004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/15

OATH OR AFFIRMATION

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA B. JENKS
NOTARY PUBLIC
Exp. Feb. 20, 2018
COLUMBIA COUNTY, GA

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDROCK TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Red Rock Trading Partners, LLC
Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Members of
Redrock Trading Partners, LLC

We have audited the accompanying balance sheet of Redrock Trading Partners, LLC as of December 31, 2014 and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2014. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redrock Trading Partners, LLC at December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Phoenix, Arizona
March 2, 2015

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents	$ 5,058
Cash - Restricted	1,000
Other Assets	1,617
Total Assets	$ 7,675

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 10
Total Liabilities	10
Members' Equity	7,665
Total Liabilities and Members' Equity	$ 7,675

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

Income	
Fees	$ 16,977
Interest Income	3
Total Income	16,980
Expenses	
Regulatory Fees and Expenses	5,574
Professional Fees	19,975
Commissions	8,000
Other Expenses	1,674
Total Expenses	35,223
Net Loss	$ (18,243)

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, January 1, 2014	$ 8,434
Net Loss	(18,243)
Member Contributions	17,474
Balance, December 31, 2014	$ 7,665

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (18,243)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash professional fees	10,435
Changes in operating assets and liabilities:	
Other assets	(1,076)
Accounts payable - trade	(47)
Net cash used in operating activities	(8,931)
Cash flows from financing activities:	
Member Contributions	6,498
Net cash provided by financing activities	6,498
Decrease in cash and cash equivalents	(2,433)
Cash and cash equivalents, beginning of year	7,491
Cash and cash equivalents, end of year	$ 5,058
Supplemental Cash Flow Information:	
Non-cash member contributions	$ 10,976

The accompanying notes are an integral part
of the financial statements

Note 1
Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements. During 2014, 95% of the Company's revenues were derived from one transaction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents a deposit maintained at a clearing brokerage.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, restricted cash and payables.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Note 1
Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are items (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash and accounts payable, approximate fair value given their short-term nature, a level 3 input.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2014, the Company had net capital, as defined, of $4,748, which falls short of the net capital requirement of $5,000 by $252. Due to this fact Redrock Trading Partners filed a 17a-11 notification with the SEC and FINRA as of March 2, 2015. At December 31, 2014, the Company had a ratio of aggregate indebtedness to net capital of 0.002 to 1.

Note 4
Clearing Agreement, Restricted Cash and Other Assets

The Company has entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $1,000 in the account of the clearing company.

The Company also has $1,617 in a FINRA Flex account at December 31, 2014, which is reported as other assets on the accompanying balance sheet.

Note 5
Related Party and Non-Cash Transactions

Certain expenses of the Company in 2014 in the amount of $10,976 were assumed and paid directly by one of its members. During the year ended December 31, 2014, the Company incurred and paid $6,590 in fees from an entity that was a non-controlling member of the Company at the time such fees were incurred and paid.

Note 6
Subsequent Events

Management has evaluated subsequent events through March 2, 2015, the date on which the financial statements were available to be issued.

REDROCK TRADING PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total member's capital from the statement of financial condition	$ 7,665
Deductions	
Nonallowable assets:	
Cash - restricted	1,000
Other assets and petty cash	1,917
Net capital	$ 4,748
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ (252)
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ (253)
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 10
Ratio of aggregate indebtedness to net capital	0.002 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 6,624
Adjustment for disbursements not previously recognized	(1,876)
	$ 4,748
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ 10
Adjustments	-
	$ 10

This information is an integral part of the accompanying financial statements

REDROCK TRADING PARTNER, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Redrock Trading Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) Redrock Trading Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Redrock Trading Partners, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(i) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Redrock Trading Partners, LLC", and (2) Redrock Trading Partners, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Redrock Trading Partners, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redrock Trading Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
March 2, 2015

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

REDROCK
TRADING PARTNERS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(202) 942-8088

March 1, 2015

Re: Redrock Trading Partners Exemption Report

Redrock Trading Partners ("Redrock") is a "non-carrying broker/dealer" and the following statements are made to the best knowledge and belief of the managers and directors of Redrock:

1. Redrock claims exemption from Rule 15c3-3 under the following provision in paragraph (k) of Rule 15c3-3:

> *(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or*

2. Without exception, Redrock has met the identified provision in paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year of 2014.

Sincerely yours,

Thane Plummer
Managing Director
Redrock Trading Partners, LLC